United States securities and exchange commission logo





                            March 18, 2022

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       6120 N. Hollywood Blvd. #104
       Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Amendment No. 9 to
Offering Statement on Form 1-A
                                                            Filed March 3, 2022
                                                            File No. 024-11419

       Dear Mr. Tiramani:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2022 letter.

       Response Letter Date March 3, 2022

       General

   1. We note your analysis and response to comment 3. Please expand your integration analysis to address and
provide more detail and context regarding the overlap between your Regulation A
offering and the two Rule 506(c) offerings as well as the second
                                                        Regulation Crowdfunding
offering, which you state on page 34 of the offering circular terminated on November
12, 2021. Please revise Item 6 of Part I to address the
                                                        unregistered sales.

               You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
       3295 if you have questions regarding comments on the financial statements and related
 Paolo Tiramani
Boxabl Inc.
March 18, 2022
Page 2

matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNamePaolo Tiramani                        Sincerely,
Comapany NameBoxabl Inc.
                                                        Division of Corporation
Finance
March 18, 2022 Page 2                                   Office of Real Estate &
Construction
FirstName LastName